SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2003
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|      Form 20-F          |_|    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes                |X|    No



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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's announcement dated August 12, 2003.



                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELBIT SYSTEMS LTD.
                                        (Registrant)


                                        By: /s/ Ilan Pacholder
                                            -----------------------------------
                                            Name: Ilan Pacholder
                                            Title:  Corporate Secretary

Dated:  August 12, 2003.


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                                  EXHIBIT INDEX
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    EXHIBIT NO.       DESCRIPTION
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        1.            Announcement of election of new Corporate Secretary.




                                      -3-

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                                   EXHIBIT 1
                                   ---------

Haifa, Israel, August 12, 2003 - Elbit Systems Ltd. (the "Company") (Nasdaq NM:
ESLT) announced today that Arie Tal has completed his term of office as the Company's Corporate Secretary upon reaching the age of retirement. The Company's Board of Directors and Management express their appreciation to Mr. Tal for his contributions to the Company during his years of service.

Ilan Pacholder, who has served until now as Vice President in the Company's Finance Department, has been appointed as the new Corporate Secretary, in addition to other Company functions he will continue to perform.